Mail Stop 3561

June 11, 2009

Mr. James J. Murren, Chief Executive Officer
MGM Mirage
3600 Las Vegas Boulevard - South
Las Vegas, Nevada 89109

>   **Re:**   **MGM Mirage**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 17, 2009**
>   **File No. 001-10362**

Dear Mr. Murren:

We have reviewed your response dated May 11, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Item 1. Business, page 2
Leveraging Our Brand and Management Assets, page 8
Mubadala Development Company, page 8

1. We note your response to our prior comment 1 and require further information. Your response indicates that you provide development management services for which you are reimbursed related to the Mubadala project. Please tell us the nature of these services, if they represent revenue to the company or a reimbursed expense, and how you account for the services in your financial statements.

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You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief